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07021672

File No. 82-34816
February 23, 2007

VIA AIR MAIL

Securities and Exchange C
Office of International Corp
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translations of the documents of which contents were announced by the Company.

- FLASH REPORT Consolidated Financial Statements 9 Months Ended December 31, 2006 (Dated February 7, 2006)
- Information regarding the acquisition of land for the development of an entertainment complex in the Central Ward of the Minato Mirai 21 development zone (Dated February 20, 2007)

PROCESSED
MAR 13 2007
THOMSON FINANCIAL

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: Mr. Dennis Chung of The Bank of New York
cc: Ms. Fusako Annie Amikura of The Bank of New York Securities Company Japan Ltd.
cc: Ms. Maki Nishikado of SEGA SAMMY HOLDINGS INC. (w/o encl.)

3/12

February 7, 2007

FLASH REPORT

CONSOLIDATED FINANCIAL STATEMENTS

9 Months Ended December 31, 2006

Name of the Company : SEGA SAMMY HOLDINGS INC.

Code number : 6460 (Tokyo Stock Exchange 1st Section)
(URL http://www.segasammy.co.jp/)

Representative: Hajime Satomi
Chairman & CEO

Any inquiry to : Shunichi Shimizu
General Manager, Accounting Department
Shiodome Sumitomo Building 21F,
1-9-2 Higashi Shimbashi, Minato-ku, Tokyo
Tel (03) 6215-9955

1. Significant Accounting Policies in the Preparation of Third-Quarter Operating Results

(1) Adoption of the simplified method of accounting: Yes
The simplified method is applied to the computation of income taxes.

(2) Changes to accounting policies in the most-recent consolidated fiscal year: None

(3) Changes in the scope of consolidation and application of the equity method: Yes
18 companies were newly consolidated as subsidiaries and 7 companies which had been consolidated subsidiaries were excluded. 1 affiliated company was newly accounted for by using the equity method and 1 affiliated company was excluded from the equity method.

2. Consolidated Operating Results for 9 Months Ended December 31, 2006

(1) RESULTS OF CONSOLIDATED OPERATIONS

	Net sales		Operating income		Net income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
For 9 months ended December 31, 2006	404,288	(3.9)	75,188	(25.7)	49,384	(22.2)
For 9 months ended December 31, 2005	420,817	5.4	101,213	10.0	63,485	37.3
For Year ended March 31, 2006	553,240		119,144		66,221	

	Net income per share	Net income per share (Diluted)
	Yen	Yen
For 9 months ended December 31, 2006	196.00	195.78
For 9 months ended December 31, 2005	253.11	252.46
For Year ended March 31, 2006	261.06	260.35

(Note) Percentages for net sales, operating income and net income represent change from the prior period.

[Qualitative Data Regarding Business Results]

In the pachislot and pachinko machine business, the SEGA SAMMY Group performed strongly in the pachislot machine business, posting total pachislot sales of 432 thousand units during the first three quarters of the fiscal year ending March 31, 2007. Driving this growth were sales of 340 thousand units of the "Hokuto No Ken SE" pachislot machine, whose predecessor "Hokuto No Ken" was one of the industry's top-selling models. The Group also sold 28 thousand units of the "Spider-Man 2" pachislot machine. This model has garnered a strong response for offering innovative game features as a new-format pachislot machine. In the pachinko machine business, the Group posted total sales of 118 thousand pachinko machines, but sales fell below the same period of the previous fiscal year. As for Sammy-brand pachinko machines, the Group sold 23 thousand units of the "CR-Hokuto No Ken STV" model, which enables players to easily score big winnings. The Group also sold 28 thousand

units of the "CR-Salaryman Kintaro" model, which replicates the game features of the hugely popular "Salaryman Kintaro" Rodeo-brand pachislot model.

The Group also posted a strong performance in the amusement machine sales business. "Satellite-model" product "Sangokushi Taisen 2" and a new type of medal game called "Amigyo" both remained popular.

In the amusement center operations business, overall sales rose from the same period of the previous fiscal year mainly due to the consolidation of subsidiaries, despite falling sales at existing amusement centers. Kids cards' sales were also down year on year.

During the first three quarters of the fiscal year, 17 new amusement centers were opened in Japan, while 16 locations were closed. As a result, the Group had a total of 463 amusement centers as of December 31, 2006.

In the consumer business, videogame software sales during the first three quarters totaled 14,690 thousand copies, comprising 4,430 thousand copies in Japan and Asia, 5,690 thousand in the U.S., and 4,530 thousand in Europe. In Japan, strong selling videogame software titles included "Oshare Majo Love and Berry ~DS Collection~" and "Ryu Ga Gotoku 2" Overseas, "Sonic The Hedgehog" and other Sonic series videogame titles sold well.

The Group also performed well in content production for mobile phones and animated videos, despite soft toy sales.

As a result, the Group posted operating income of ¥75,188 million and net income of ¥49,384 million on consolidated net sales of ¥404,288 million for the first three quarters of the fiscal year.

(2) CONSOLIDATED FINANCIAL POSITION

	Total assets	Net assets	Equity ratio	Equity per share
	Millions of Yen	Millions of Yen	%	Yen
December 31, 2006	538,029	367,783	64.3	1,372.46
December 31, 2005	534,076	311,689	58.4	1,237.21
March 31,2006	522,914	316,679	60.6	1,254.14

[Qualitative Data Regarding Financial Position]

Total assets at December 31, 2006 were ¥538,029 million, up ¥15,151 million from March 31, 2006. This rise mainly reflected increases in tangible fixed assets and investment securities, and an increase in assets accompanying an increase in newly consolidated subsidiaries. Net assets were ¥367,783 million, up ¥31,792 million from March 31, 2006 (after conversion of shareholders' equity at March 31, 2006). This increase mainly reflected an increase in retained earnings amounting to 49,384 million from net income over the first three quarters, partly offset by dividend payments of ¥15,118 million. The equity ratio was 64.3% at December 31, 2006, a 3.7-point increase from March 31, 2006.

3. Projection for Consolidated Results for Fiscal Year 2007(April 1,2006 – March 31,2007)

No change has been made to full-year business forecasts announced on November 10, 2006.

(Note)

The above projection is made based on the information available at the date of announcement of this flash report and it is possible that the above projections could differ from actual results due to various reasons.

CONSOLIDATED FINANCIAL STATEMENTS

SEGA SAMMY HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND DECEMBER 31, 2005 AND MARCH 31, 2006

(Unit : Millions of Yen)

	Current period (As of December 31,2006)		Prior period (As of December 31,2005)		Prior year (As of March 31,2006)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
(Assets)		%		%		%
I Current Assets						
Cash and deposits	123,992		115,151		144,521	
Notes and accounts receivable - trade	87,643		139,964		96,727	
Inventories	38,513		39,843		32,200	
Others	61,955		50,566		57,881	
Total current assets	312,105	58.0	345,525	64.7	331,331	63.4
II Fixed assets						
Tangible fixed assets	92,637	17.2	84,647	15.8	82,654	15.8
Intangible fixed assets	29,958	5.6	17,610	3.3	16,712	3.2
Investments and other assets	103,329	19.2	86,292	16.2	92,216	17.6
Total fixed assets	225,924	42.0	188,550	35.3	191,583	36.6
Total assets	538,029	100.0	534,076	100.0	522,914	100.0
(Liabilities)						
I Current liabilities						
Notes and accounts payable - trade	65,224		82,287		62,133	
Short - term bank loans and current portion of long - term debt	7,544		8,342		8,395	
Bond redeemable within a year	2,000		2,200		2,000	
Others	49,461		57,913		64,824	
Total current liabilities	124,230	23.1	150,743	28.2	137,353	26.2
II Non-current liabilities						
Bonds payable	22,610		24,610		23,620	
Corporate bond with stock acquisition rights	–		132		1	
Long - term debt, less current portion	3,067		8,405		5,596	
Others	20,337		19,837		20,351	
Total non - current liabilities	46,015	8.6	52,984	9.9	49,569	9.5
Total liabilities	170,246	31.7	203,728	38.1	186,923	35.7

SEGA SAMMY HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND DECEMBER 31, 2005 AND MARCH 31, 2006

(Unit : Millions of Yen)

	Current period (As of December 31,2006)		Prior period (As of December 31,2005)		Prior year (As of March 31,2006)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
Minority interests	–	–	18,658	3.5	19,311	3.7
(Shareholders' equity)						
Common stock	–	–	29,887	5.6	29,953	5.7
Capital surplus	–	–	171,003	32.0	171,071	32.7
Retained earnings	–	–	190,965	35.8	193,721	37.1
Land revaluation difference, net of taxes	–	–	(6,541)	(1.2)	(7,506)	(1.4)
Unrealized gains on available - for - sale securities, net of taxes	–	–	8,867	1.7	11,756	2.3
Foreign currency translation adjustments	–	–	(8,981)	(1.7)	(8,767)	(1.7)
Treasury stock	–	–	(73,511)	(13.8)	(73,549)	(14.1)
Total shareholders' equity	–	–	311,689	58.4	316,679	60.6
Total liabilities, minority interests and shareholders' equity	–	–	534,076	100.0	522,914	100.0
(Net Assets)						
I Shareholder's equity						
Common stock	29,953					
Capital surplus	171,095					
Retained earnings	227,100					
Treasury stock	(73,635)					
Total shareholders' equity	354,513	65.9				
II Accumulated gains (losses) from valuation and translation adjustments						
Unrealized gains on available - for - sale securities, net of taxes	6,503					
Unrealized losses on hedging derivatives, net of taxes	(27)					
Land revaluation difference, net of taxes	(7,505)					
Foreign currency translation adjustments	(7,681)					
Total accumulated losses from revaluation and translation	(8,709)	(1.6)				
III Stock purchase rights	274	0.0				
IV Minority interests	21,705	4.0				
Total net assets	367,783	68.3				
Total liabilities and net assets	538,029	100.0				

SEGA SAMMY HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR 9 MONTHS ENDED DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED MARCH 31, 2006

(Unit : Millions of Yen)

	Current period From April 1,2006 To December 31, 2006		Prior period From April 1,2005 To December 31,2005		Prior year From April 1,2005 To March 31,2006	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
Net sales	404,288	100.0	420,817	100.0	553,240	100.0
Cost of sales	237,488	58.7	239,192	56.8	324,228	58.6
Gross profit	166,799	41.3	181,625	43.2	229,011	41.4
Selling, general and administrative expenses	91,611	22.7	80,411	19.1	109,867	19.9
Operating income	75,188	18.6	101,213	24.1	119,144	21.5
Other income	9,516	2.4	4,461	1.0	6,633	1.2
Other expenses	4,837	1.2	4,107	1.0	13,853	2.5
	4,678	1.2	354	0.0	(7,220)	(1.3)
Income before income taxes and minority interests	79,867	19.8	101,567	24.1	111,923	20.2
Total income taxes	29,506	7.3	36,883	8.7	43.778	7.9
Net income before minority interests	50,360	12.5	64,684	15.4	68,145	12.3
Minority interests	976	0.3	1,199	0.3	1,923	0.3
Net income	49,384	12.2	63,485	15.1	66,221	12.0

SEGMENT INFORMATION

Operations by product segment

Current period (From April 1, 2006 to December 31, 2006)

(Unit: Millions of yen)

	Pachinko Pachislot	Amusement machine sales	Amusement center operations	Consumer business	Others	Total	Corporate and eliminations	Consolidated
Net sales -								
(1) Outside customers	177,733	52,298	78,446	82,243	13,566	404,288	—	404,288
(2) Inter segment	1,718	3,201	7	137	1,453	6,517	(6,517)	—
Total	179,451	55,500	78,454	82,380	15,020	410,806	(6,517)	404,288
Cost and expenses	109,782	46,160	75,965	83,084	15,564	330,558	(1,458)	329,100
Operating income (loss)	69,668	9,339	2,488	(703)	(544)	80,248	(5,059)	75,188

Prior period (From April 1, 2005 to December 31, 2005)

(Unit: Millions of yen)

	Pachinko Pachislot	Amusement machine sales	Amusement center operations	Consumer business	Others	Total	Corporate and eliminations	Consolidated
Net sales -								
(1) Outside customers	212,004	54,189	77,876	61,952	14,794	420,817	—	420,817
(2) Inter segment	463	2,681	3	239	749	4,137	(4,137)	—
Total	212,468	56,870	77,880	62,191	15,544	424,954	(4,137)	420,817
Cost and expenses	129,800	46,325	69,839	59,987	16,361	322,315	(2,711)	319,603
Operating income (loss)	82,667	10,544	8,040	2,203	(817)	102,639	(1,426)	101,213

Prior year (From April 1, 2005 to March 31, 2006)

(Unit: Millions of yen)

	Pachinko Pachislot	Amusement machine sales	Amusement center operations	Consumer business	Others	Total	Corporate and eliminations	Consolidated
Net sales -								
(1) Outside customers	265,631	71,512	106,245	90,352	19,497	553,240	—	553,240
(2) Inter segment	1,182	5,756	11	376	1,333	8,660	(8,660)	—
Total	266,814	77,269	106,257	90,729	20,830	561,901	(8,660)	553,240
Cost and expenses	166,966	65,092	97,013	88,752	22,543	440,368	(6,271)	434,096
Operating income (loss)	99,847	12,176	9,244	1,977	(1,712)	121,532	(2,388)	119,144

(English Translation)

February 20, 2007

Dear Sirs,

Name of Company	SEGA SAMMY HOLDINGS INC.
Name of Representative	Chairman, President and Representative Director Hajime Satomi (Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry	Executive Officer Michael Masakimi Hotta (TEL: 03-6215-9955)

Information regarding the acquisition of land for the development of an entertainment complex in the Central Ward of the Minato Mirai 21 development zone:

As was announced on February 22, 2006 SEGA SAMMY HOLDINGS INC.'s subsidiary SEGA CORPORATION (President, Representative Director and COO: Hisao Oguchi, Head office: Ota-ku, Tokyo) has been considering developing a complex focused on entertainment in the Central Ward of the Minato Mirai 21 development project in the City of Yokohama in Kanagawa prefecture, and was selected as the institution planning to conduct business in blocks 55·56·57·58 of the Central Ward of the Minato Mirai 21 development zone.

SEGA CORPORATION has, as of February 20, 2007, concluded a land purchase contract with the landholder, Yokohama City Land Development Corporation, for blocks 55·56·57 of the Central Ward within the Minato Mirai 21 development zone. Planning and development of the facility, as well as the related financial planning will be considered in detail and in coordination with the City of Yokohama going forward.

Regarding block 58, the land sales contract is expected to be concluded in the spring of 2008, construction is expected to begin in the Fall of 2008, and the completion of construction and opening of the facility is planned to take place around the Spring of 2011.

Overview of land in blocks 55·56·57 of the Central Ward in "Minato Mirai 21"

Site Area	28,000 m^2 (41,000 ㎡ including Block 58)
Site Purchase Cost	JPY 22.6 Billion (JPY 33 Billion including Block 58)
Purpose of Site Purchase	The development of a complex focused on entertainment
Schedule	February 20th, 2007: Conclusion of land sales contract for blocks 55·56·57 2008 Spring: Conclude land sales contract for Block 58 (Planned) 2008 Fall: Begin construction(Planned) 2011 Spring: Completion of construction, Open (Planned)

END